September 23, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: David Link

Re:	FinTech Acquisition Corp IV.
Registration Statement on Form S-1
Filed September 8, 2020, as amended
File No. 333-248664

Dear Mr. Link,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of FinTech Acquisition Corp IV. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. ET on Thursday, September 24, 2020, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 300 copies of the Preliminary Prospectuses dated September 8, 2020, September 11, 2020, September 16, 2020, and September 23, 2020 have been distributed to prospective dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

CANTOR FITZGERALD & CO.

By:	Bala Murty
Name: Bala Murty
Title: Chief Operating Officer, Investment Banking